Exhibit 99.1

MAXIM TO REQUEST NASDAQ HEARING REGARDING STOCK LISTING

Maxim Integrated Products, Inc. (NASDAQ: MXIM) announced that it will request a hearing before the Nasdaq Listing Qualifications Panel (the "Panel") in response to the receipt of a Nasdaq Staff Determination letter dated September 25, 2006. The letter, which Maxim expected, was issued in accordance with standard Nasdaq procedures as a result of the delay in the filing of Maxim's Annual Report on Form 10-K for the fiscal year ended June 24, 2006 with the Securities and Exchange Commission (SEC). Timely filing of periodic reports with the SEC is a requirement for continued listing under Nasdaq Marketplace Rule 4310(c)(14). Pending a decision by the Panel, Maxim shares will remain listed on the NASDAQ Stock Market.

As previously disclosed, a Special Committee of Maxim's Board of Directors has commenced an independent review of Maxim's past stock option grants and practices. Maxim intends to file its Form 10-K as soon as practicable after completion of its internal review.

This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995, including those related to Maxim's plans to request a hearing before a Nasdaq Listing Qualifications Panel. There can be no assurance that a hearing will be granted by Nasdaq, the outcome of the hearing, if granted, is uncertain and Maxim's shares could at some point in the future be delisted from Nasdaq for failure to comply with its Marketplace Rules. In addition, there can be no assurance concerning the outcome of the Special Committee's review. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include, but are not limited to: an adverse determination by the Nasdaq Listing Qualifications Panel, the final determinations of the Special Committee concerning matters related to the Company's stock option grants, delays in the review and the timing of other actions or events related to the Nasdaq letter or Maxim's 10-K filing, as well as other factors detailed from time to time in Maxim's reports filed with the Securities and Exchange Commission. Maxim undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.